FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly Listed Company
CORPORATE TAXPAYERS’ ENROLLMENT NUMBER 47.508.411/0001 -56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição hereby announces that on August 3, 2009, the Company’s Board of Directors approved the implementation of a new dividend policy, comprising the payment of dividends on a quarterly basis upon the approval of the Board of Directors, for reference to the Annual Shareholders’ Meeting and pursuant to Article 35, paragraph 3 of the Company’s Bylaws.

In 2009, the Company will pay its shareholders R$15,462,856.06 (fifteen million, four hundred and sixty-two thousand, eight hundred and fifty-six reais and six centavos) per quarter, based on the total amount of dividends paid by the Company in 2008, which was R$61,851,424.24 (sixty-one million, eight hundred and fifty-one thousand, four hundred and twenty-four reais and twenty four centavos). For the fourth quarter, after the close of the fiscal year and approval of the respective financial statements, the Company will pay the minimum mandatory dividend for 2009, calculated in accordance with Brazilian Corporate Law, less the amount prepaid throughout the rest of the year.

Due to the date of approval of the new Dividend Payment Policy, the Board of Directors has approved, exceptionally, the prepayment of dividends totaling R$30,925,712.12 (thirty million, nine hundred and twenty-five thousand, seven hundred and twelve reais and twelve centavos), equivalent to two quarterly prepayments, corresponding to R$0.123256026 per common share and R$0.135581629 per preferred share. Payment will take place on August 24, 2009. All shareholders registered as such on August 11, 2009, will be entitled to receive payment. Shares will be traded ex-rights as of August 12, 2009 until the payment date.

The Company requests that its Shareholders update their registration details with Banco Itaú, thereby avoiding any possible difficulties regarding their dividend payments. This can be done at any Banco Itaú branch. For further information, please contact Investfone by calling (11) 5029-7780.

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 3, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.